Atlantic Express Transportation Corp

Computation of Ratio of Earnings to Fixed Charges (1)

	Year ended June 30, 1999 (3)	Year ended June 30, 2000 (3)	Year ended June 30, 2001	Year ended June 30, 2002	Year ended June 30, 2003	Year ended June 30, 2004	Year ended June 30, 2005	Year ended June 30, 2006	Nine months ended March 31, 2007(3)	Nine months ended March 31, 2006(3)

Earnings
Income (loss) before income taxes and discontinued operations	$(4.5)	$(5.0)	$(11.3)	$(43.9)	$(16.0)	$58.4	$(42.3)	$(29.6)	$(14.9)	$(27.0)
Plus: fixed charges	18.3	22.3	25.1	25	13.1	25.4	23.8	26.6	19.9	20.4
	$13.8	$17.3	$13.8	$ (18.9)	$(2.9)	$83.8	$(18.5)	$(3.0)	$5.0	$(6.6)

Fixed Charges
Interest charges (2)	$18.1	$22.1	$24.6	$24.3	$12.9	$25.2	$23.5	$25.9	$19.2	$20.1
Plus interest factor in operating rent expense	0.2	0.2	0.5	0.7	0.2	0.2	0.3	0.7	0.6	0.3
	$18.3	$22.3	$25.1	$25.0	$13.1	$25.4	$23.8	$26.6	$19.8	$20.4

Ratio of earnings to fixed charges (excess of fixed charges over earnings)	$(4.5)	$(5.0)	$(11.3)	$(43.9)	$(16.0)	3.30x	$(42.3)	$(29.6)	$(14.8)	$(27.0)

(1)

The calculation excludes certain contractual interest of $11.8 million, $6.5 million and $6.5 million, as those amounts were not recorded as interest for the year ended June 30, 2003 and 2004 and nine months ended March 31, 2004, respectively,  in the financial statements.

(2)	Interest charges include interest paid or accrued and the amortization of debt discount and debt related finance costs. There is no capitalized interest
(3)	Unaudited periods.